THIRD AMENDING AGREEMENT

THIS AGREEMENT made as of the 18th day of July, 2024.

BETWEEN:

ING CAPITAL LLC

(in its capacity as administrative agent of the Lenders, the "Administrative Agent")

and

ING BANK N.V., DUBLIN BRANCH and SOCIÉTÉ GÉNÉRALE

(collectively, the "Lenders")

and

TERRONERA PRECIOUS METALS, S.A. DE C.V.

(the "Borrower")

WHEREAS the Lenders have established certain credit facilities in favour of the Borrower pursuant to a credit agreement dated October 6, 2023 entered into between, inter alia, the Borrower, the Lenders and the Administrative Agent (as amended to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to further amend certain provisions of the Credit Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Borrower, the Lenders and the Administrative Agent, the Borrower, the Lenders and the Administrative Agent covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1 General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 Amendments

(a) The definition of "Tranche Two PCOF Funding Date" in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

""Tranche Two PCOF Funding Date" means the date that is five (5) Banking Days following the date of the drawdown under Tranche Two of the Credit Facility which results, together with all other drawdowns under Tranche Two of the Credit Facility, in the aggregate amount advanced under Tranche Two of the Credit Facility exceeding $25,000,000."

(b) Section 10.3(b) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(b) Use of Proceeds. The Borrower shall apply all of the proceeds of the Credit Facility to (i) finance Project Costs in accordance with the Development Plan, and (ii) if and to the extent required, the Borrower shall apply proceeds of the initial drawdown of Tranche One, or the drawdown under Tranche Two which results, together with all other drawdowns under Tranche Two, in the aggregate amount advanced under Tranche Two exceeding $25,000,000, to top-up the Project Cost Overrun Funding by no later than the Tranche Two PCOF Funding Date, provided that, for certainty, the Borrower shall not be permitted to apply the proceeds of the Credit Facility to top-up the Project Cost Overrun Funding for amounts used to fund Project Cost Overruns. Neither the Sponsor nor its Subsidiaries nor their respective directors, officers, employees or agents, in each case, acting in their official capacity, shall, directly or indirectly, use the proceeds of the Credit Facility, or lend, contribute or otherwise make available such proceeds to any Person, (w) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Restricted Person or any Restricted Territory, (x) for the purpose of furthering an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any AML Laws or Anti-Corruption Laws, (y) for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of Anti-Corruption Laws or (z) in any other manner, in each case as will result in a violation or breach of any Sanctions by, or could result in the imposition of Sanctions against, any Person (including any Person participating in the transactions contemplated hereby, whether as underwriter, advisor, investor, lender, hedge provider, facility or security agent or otherwise)."

ARTICLE 3
CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

3.1 Conditions Precedent

This agreement shall not become effective unless and until the following conditions precedent are fulfilled:

(a) this agreement shall be executed and delivered by the parties hereto;

(b) no Default which has not otherwise been waived by the Lenders or Majority Lenders, as applicable, shall have occurred and be continuing or would arise upon this agreement becoming effective.

ARTICLE 4
MISCELLANEOUS

4.1 Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to "this agreement", "hereunder", "hereof", or words of similar meaning referring to the Credit Agreement, and each reference in any related document to the "Credit Agreement", "thereunder", "thereof", or words of similar meaning relating to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

4.2 Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

4.3 Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

4.4 No Waiver

The execution, delivery and effectiveness of this agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any Finance Document, nor constitute a waiver of any provision of any of the Finance Documents. On and after the effectiveness of this agreement, this agreement shall for all purposes constitute a Credit Document.

4.5 Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

4.6 Counterparts

This agreement may be executed in original or pdf file copy or by other electronic means in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

4.7 Representations and Warranties

The Borrower hereby represents and warrants that (a) no Default which has not otherwise been waived by the Lenders or Majority Lenders, as applicable, has occurred and is continuing as of the date hereof or would arise as a result of this agreement becoming effective; and (b) the representations and warranties set forth in Section 9.1 of the Credit Agreement are true and correct in all material respects as if made on the date hereof, except: (i) to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date; (ii) with respect to Material Project Documents numbered 6 and 9 in Schedule K of the Credit Agreement, as such Material Project Documents have expired in accordance with their terms; (iii) the last sentence of Section 9.1(s) of the Credit Agreement as it relates to that certain REDACTED [commercially sensitive information redacted].

4.8 Submission to Jurisdiction

Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this Agreement, each of the parties hereby irrevocably accept and submit for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts. Furthermore, each party hereto hereby waives the right to any other jurisdiction to which it may be entitled by means of its present or future domicile.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

TERRONERA PRECIOUS METALS, S.A. DE C.V., as Borrower
By:	REDACTED [signature redacted]
	Name:	Elizabeth Senez
	Title:	Treasurer

By:
Name:
Title:

[Signature Page – Third Amending Agreement]

ING CAPITAL LLC, as Administrative Agent
By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

[Signature Page – Third Amending Agreement]

ING BANK N.V., DUBLIN BRANCH, as Lender
By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

[Signature Page – Third Amending Agreement]

SOCIÉTÉ GÉNÉRALE, as Lender

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:
Name:
Title:

[Signature Page – Third Amending Agreement]